Kosoff, Michael L.

From: Eisenstein, Harry
Sent: Monday, July 03, 2006 12:34 PM
To: Kosoff, Michael L.
Subject: FW: RBC Variable Filings

thanks.

From: Lynn Stone [mailto:Lynn.Stone@BGHCT.com]
Sent: Monday, July 03, 2006 9:33 AM
To: Eisenstein, Harry
Subject: RBC Variable Filings

Mr. Eisenstein,

Pursuant to our telephone conversation on Friday regarding the 485(a) filings to be filed today by Liberty Life Insurance Company (formerly, Business Men's Assurance Company of America), the following summarizes the changes made to the registration statements:

1 - The May 1, 2006 prospectuses have been incorporated into these Post-Effective Amendments by reference;

2 - A Supplement has been added disclosing that the merger and name change took place;

3 - Statement of Additional Information
    a - The description of the "Company" has been revised to reflect the merger and name change
    b - The "Experts" disclosure has been revised
    c - The "Financial Statements" disclosure has been revised to reflect the financial statements that are being filed with the registrations.
    d - Four financial statement modules have been included

4 - Part C - The officers and directors have been updated; and certain exhibits have been included (including Articles of Merger and Plan of Merger; Company Organizational Chart; and auditors' consents).

5 - Letters requesting acceleration of the effective dates of the registrations to July 3, 2006.

Please call me with any questions or comments or if I can provide you with any further information.

Thank you,
Lynn Stone

Lynn Korman Stone
Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866
(203) 454-4028 (fax)

communication from your computer and network. Thank you.
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